March 31, 2010

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

American Israeli Shared Values Trust; File Nos. 333-146077 and 811-22119

Dear Ms. Hatch:

On January 29, 2010, the American Israeli Shared Values Trust (the “Registrant”), on behalf of the American Israeli Shared Values Capital Appreciation Fund (the “Fund”), a series of the Trust, filed post-effective amendment number 2 to its Registration Statement on Form N-1A.  Please find below the Trust’s responses to the comments you provided to Marc Collins on March 15, 2010.  For your convenience, I have summarized your comments and provided the Registrant's responses thereto.  Additionally, we have provided a marked copy of the prospectus indicated Registrant's proposed changes.

Comment 1 – You inquired whether the Registrant intended to use the Summary prospectus as a standalone document and reminded the Registrant that the legend must be submitted for staff review before its use.

Response 1 –

The Registrant does not intend to use the Summary prospectus as a standalone document.

Comment 2 – You requested that the Registrant include the Fund's ticker symbol on the front cover of the Fund prospectus in accordance with Item 1(a)(2) of Form N-1A.

Response 2 –  The Fund does not currently have a ticker symbol, accordingly no change has been made to the cover.

Comment 3 – In the Summary section, with regard to the heading Portfolio Turnover, you noted that that disclosure item should be included as part of the Fund's Fee Table rather than a separate disclosure item as it now appears.

Response 3 – The Portfolio Turnover section has been relabeled to indicate it is a part of the Fund's Fee Table.

Comment 4 – In the Performance section, with regard to the Blended Index, you requested that a brief description of the Blended Index be included as part of the line item consistent with Instruction 2(b) of Item 4 of Form N-1A.

Response 4 –  Disclosure has been added to indicate that the Blended Index is a 50/50 blend of the S&P 500 Index and the Tel Aviv 100 Index.

Comment 5 – In the section entitled Buying and Selling Fund Shares, you requested that we provide information regarding the minimum subsequent investment in the Fund.

Response 5 –  The requested change has been made.

Comment 6 – In the section entitled Additional Information About the Fund's Principal Strategies and Risks, under the subheading The Fund's Principal Strategies, you requested that additional disclosure be provided  regarding what constitutes "a material portion of the revenues" in terms of defining "Israeli companies".

Response 6 – Additional disclosure has been added to indicate that "a material portion of revenues" is generally at least 25% of the company's revenues.

Comment 7 -  In the section entitled Additional Information About the Fund's Principal Strategies and Risks, under the subheading "The Fund's Principal Risks," you asked that we consider deleting some of the additional risk disclosures not included in the summary section of the prospectus as all of the principal risk should be disclosed in the summary.

Response 7 – The Registrant has opted to keep the Item 9 disclosure in its current form.  Registrant believes that the principal disclosures are accurate and the additional detail in Item 9 is relevant and does not detract from the disclosures in Item 2 or Item 4.

Comment 8 – In the Statement of Additional Information, in the section entitled "Investment Restrictions, you asked that the Registrant reconcile fundamental restriction 7 which states that the Fund will not concentrate more than 25% of its assets in a particular industry, with the Sector and Concentration Risk disclosure in the Prospectus.

Response 8 –  Fundamental restriction 7 refers to the concentration limit established by the Investment Company Act.  The Sector and Concentration Risk disclosure informs that the Fund may be overweighted in certain market sectors, without exceeding the 25% limit established by the Fund's fundamental restrictions for a particular industry.

The Registrant has authorized us to communicate to you that Registrant acknowledges :

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Thompson Hine LLP

cc: Jamia C. Jasper

American Israeli Shared Values Trust

PROSPECTUS

MARCH 31, 2010

AMERICAN ISRAELI SHARED VALUES CAPITAL APPRECIATION FUND

AmerIsrael Capital Management, LLC

New York, NY

1-866-745-5955

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

SUMMARY SECTION

Investment Objective

1

Fees and Expenses of the Fund

1

Portfolio Turnover

1

Principal Investment Strategies

1

Principal Risks

1

Performance

4

Portfolio Management

5

Buying and Selling Fund Shares

5

Tax Information

5

Payments to Broker-Dealers and Other Financial Intermediaries

5

ADDITIONAL INFORMATION ABOUT THE FUND’S PRINCIPAL STRATEGIES AND RELATED RISKS

The Fund’s Principal Strategies

6

The Fund’s Principal Risks

7

Other Information About the Fund

9

HOW TO BUY SHARES

Opening an Account

9

Purchasing Shares

10

Minimum Investments

11

Automatic Investment Plans

12

Other Purchase Information

12

HOW TO REDEEM SHARES

Redeeming Shares

13

Redeeming by Mail

13

Telephone Redemptions

14

Redemptions In-Kind

14

Redemption Fee

14

Additional Redemption Information

15

DISTRIBUTION PLAN

15

VALUING THE FUND’S ASSETS

15

DIVIDENDS, DISTRIBUTIONS AND TAXES

Dividends and Distributions

16

Taxes

16

MANAGEMENT OF THE FUND

17

SHAREHOLDER STATEMENTS AND REPORTS

18

FINANCIAL HIGHLIGHTS

18

PRIVACY POLICY

20

FOR MORE INFORMATION

Back Cover

American Israeli Shared Values

Capital Appreciation Fund

SUMMARY SECTION

INVESTMENT OBJECTIVE

The Fund seeks long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)

Redemption Fee (as a percentage of the amount redeemed within 90 days of purchase)

2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees

1.75%

Other Expenses

0.00%

Acquired Fund Fees and Expenses

0.07%

Total Annual Fund Operating Expenses

1.82%

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The example also assumes that your investment has a 5% return each year, and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 year

3 years

5 years

10 years

$185	$573	$985	$2,137

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual operating expenses or in the Example affect the Fund’s performance.  During the most recent fiscal year, the Fund’s portfolio turnover rate was 17.85 % of the average value of its portfolio.

PRINCIPAL INVESTMENT STRATEGIES

Under normal circumstances, the Fund will invest at least 80% of its assets in the equity securities of Israeli companies and American companies that have an economic interest in or connection to the Jewish State. Equity securities, for this purpose, include common stock, preferred stock, warrants, rights, American Depository Receipts (ADRs) and shares of other investment companies, including exchange traded funds (ETFs) that invest primarily in such Israeli and American companies.   This strategy may be changed, but only after providing shareholders 60 days advance notice.

The investment adviser will select securities through the use of fundamental equity analysis.  The investment adviser attempts to identify companies that it believes will experience growth in earnings, cash flow or revenues that are, in the judgment of the investment adviser, priced at attractive valuations.    The investment adviser attempts to find securities whose favorable dynamics are not reflected in their share prices.

The Fund may invest in the equity securities of companies with any market capitalization.  The Fund will generally sell a security when, in the investment adviser’s opinion, the share price fully reflects the company’s value, when prospects for the company are less favorable or when there are better investment opportunities elsewhere.  Securities may also be sold if the issuer ceases to have an economic interest in or connection to Israel, or if the investment adviser determines that the issuer has policies or operations that are detrimental to the state of Israel.    Securities may also be sold from the Fund to meet redemption requests.

The investment adviser may seek to protect or "hedge" the Fund's portfolio against a decline in the value of the stocks the Fund owns by acquiring put options on stocks or an index.

The Fund may also write (sell) covered call options on stocks owned by the Fund.

PRINCIPAL RISKS

Because the securities the fund holds fluctuate in price, the value of your investment in the fund will go up and down.  You could lose money.  An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the FDIC or other government agency.  Below are some specific risks of investing in the Fund.

Stock Market Risk. Stock prices can decline overall due to changes in the economic outlook, interest rates, political events and numerous other factors. All stocks are subject to these risks.

Investment Style Risk.  The investment adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or an individual security in which the Fund invests may prove to be incorrect and there is no guarantee that the investment adviser’s judgment will produce the desired results.

Individual Security Risk.  The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund’s portfolio.

Sector and Concentration Risks.  As Israel is not abundant in natural resources, many of the publicly traded companies in Israel are concentrated in the information technology, telecommunications, and healthcare sectors.  As such, the Fund may be over-weighted in companies in these sectors.

Foreign Investment Risk.  Foreign investments, including ADRs, may be riskier than U.S. investments for many reasons, such as changes in currency exchange rates and unstable political, social and economic conditions.  Because the Fund makes foreign investments, its share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than would otherwise be the case.

Geographic Risk.  Funds that are less diversified across countries or geographic regions are generally riskier than more geographically diversified funds. Because the Fund focuses on a single country (Israel) it is more exposed to that country’s or region’s economic cycles, currency exchange rates, stock market valuations and political risks compared with a more geographically diversified fund.

Geopolitical and Terrorism Risks.  Israel has a history of hostile relations with several countries in the Mid-East region.  Actual hostilities or the threat of future hostilities may cause significant volatility in the share price of companies based in, or having significant operations in Israel.

Investment Policy and Philosophy Risk.  The Fund’s policy of investing primarily in Israeli-based and Israel-friendly companies may inhibit the Fund’s ability to participate in certain attractive investment opportunities.

Option Risk.  Purchasing put options against the Fund’s stock portfolio is an expense that lowers the net returns of the Fund.  Selling (writing) call options against the Fund’s stock portfolio will limit the potential gain on the stock in a rising market.

Investments in Other Investment Companies Risk.  Investments in other investment companies, including ETFs, (which may, in turn invest in equities, bonds, and other financial vehicles) may involve duplication of investment advisory fees and certain other expenses.  Investments in ETFs are also subject to brokerage and other trading costs, could result in greater expenses to the Fund.>

PERFORMANCE

The bar chart below shows how the Fund’s investment results have varied from year to year.  The table below shows how the Fund’s average annual total returns compare over time to those of a broad-based securities market index.  This information provides some indication of the risks of investing in the Fund.  Past performance of the Fund (before and after taxes) is no guarantee of how it will perform in the future.

Annual Total Return (periods ended December 31st)

During the period shown in the bar chart, the highest quarterly return was 18.89%  for the quarter ended June 2009 and the lowest quarterly return was -26.66 % for the quarter ended December 2008 ..

Average Annual Total Returns as of December 31, 2009

	1 Year	Since Inception (1212/07)

Return Before Taxes	43.57%	-11.26%
Return After Taxes on Distributions	43.57%	-11.29%
Return After Taxes on Distributions and Sale of Fund Shares	28.32%	-8.90%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	26.45%	-10.78%
Blended Index which is a 50/50 blend of the S&P 500 Index and the Tel Aviv 100 Index (reflects no deduction for fees, expenses or taxes)	56.23%	-7.37%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes.  Actual after-tax returns depend on the investor's tax situation and may differ from those shown above.  After-tax returns do not apply to investors who hold shares in a tax-deferred account, such as an individual retirement account or a 401(k) plan.

PORTFOLIO MANAGEMENT

Investment Adviser – AmerIsrael Capital Management, LLC

Portfolio Manager

Jamia C. Jasper, President of the Fund's investment adviser, has been the Fund's portfolio manager since the Fund's inception.

BUYING AND SELLING FUND SHARES

Minimum Initial Investment

To Place Orders

$1,000 for all accounts

By Mail:

American Israeli Shared Values Capital

Appreciation Fund

c/o Mutual Shareholder Services

8000 Towne Centere Drive, Suite 400

Broadview Heights, OH  44147

By Phone:

866-745-5955

Minimum Subsequent Investment

$100 for all accounts

You may sell or redeem shares through your dealer or financial adviser, by writing to the address above, or by telephone at the number above.

TAX INFORMATION

The Fund’s distributions are taxable and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred account, such as a 401(k) plan, individual retirement account (IRA) or 529 college savings plan.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank or trust company), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

 ADDITIONAL  INFORMATION ABOUT THE FUND'S PRINCIPAL STRATEGIES AND RISKS

THE FUND'S PRINCIPAL STRATEGIES

The Fund will invest primarily in equity securities of Israeli companies and American companies having an economic interest in or connection to Israel.  "Israeli companies" are defined by the investment adviser as companies headquartered in Israel, companies with principal operations in Israel or companies whose securities trade on the Tel Aviv Stock Exchange ("TASE"), "American companies with an economic interest in or connection to Israel" are defined by the investment adviser as American companies that derive a material portion of their revenues (generally at least 25%) from the sale of goods in Israel, provide services in Israel, utilize any Israeli natural resources in the manufacture or production of goods or import any component parts used in the manufacture or production of  goods.  This strategy may be changed, but only after providing shareholders 60 days advance notice.

The investment adviser will select securities through the use of fundamental equity analysis.  The investment adviser attempts to identify companies that it believes will experience growth in earnings, cash flow or revenues that are, in the judgment of the investment adviser, priced at attractive valuations.  These companies tend to have a unique market niche, innovative products, or talented management.  The investment adviser attempts to find securities whose favorable dynamics are not reflected in their share prices.

The Shared Values Fund may invest in the equity securities of companies with any market capitalization.  The Fund will generally sell a security when, in the investment adviser’s opinion, the share price fully reflects the company’s value, when prospects for the company are less favorable or when there are better investment opportunities elsewhere.  Securities may also be sold if the issuer ceases to have an economic interest in or connection to Israel (as defined above).    Securities may also be sold from the Fund to meet redemption requests.

Under normal circumstances, the Shared Values Fund will invest at least 80% of its assets in the equity securities of Israeli companies and American companies  that have an economic interest in or connection to the Jewish State. Equity securities, for this purpose, include common stock, preferred stock, warrants, rights, American Depository Receipts (ADRs) and shares of other investment companies, including exchange traded funds (ETFs).  Shareholders will be given at least 60 days advance notice if this policy is changed.

The Fund will not hold securities of companies that the investment adviser has identified as having policies or operations that are detrimental to the State of Israel.  In the event the investment adviser determines that a security held by the Fund is inappropriate for the foregoing reason, the Fund will sell the security and the investment adviser will notify the company that the Fund has sold the security  and the reasons for the sale.

The investment adviser may seek to protect or "hedge" the Fund's portfolio against a decline in the value of the stocks the Fund owns by acquiring put options on stocks or an index. A put option gives the Fund the right to sell or "put" a fixed number of shares of stock at a predetermined price (exercise price) within a given time frame in exchange for a premium paid. The value of put options generally increases as stock prices decrease. The Fund will consider acquiring put options against an index if it determines that doing so will be a more effective hedge than acquiring puts against individual stocks.  Generally, the exercise price at the time the option is acquired will be considerably lower than the price of the stock or index.

The Fund may also write (sell) covered call options on stocks owned by the Fund.  The purchaser of the option has the right to buy that stock from the Fund at a predetermined price (exercise price) during the life of the option.  The options written by the Fund are considered "covered" because the Fund owns the stock against which the options are written.  Generally, the exercise price at the time the option is written will be considerably higher than the price of the stock.

THE FUND'S PRINCIPAL RISKS

All mutual funds carry a certain amount of risk.  The Fund's returns will vary and you could lose money on your investment in the Fund.  An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the FDIC or any other government agency.  Below are some specific risks of investing in the Fund.

Stock Market Risk. Stock prices can decline overall due to changes in the economic outlook, interest rates, political events and numerous other factors. All stocks are subject to these risks.

Investment Style Risk.  The investment adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or an individual security in which the Fund invests may prove to be incorrect and there is no guarantee that the investment adviser’s judgment will produce the desired results.  In addition, the Fund may allocate its assets so as to under-emphasize or over-emphasize investments under the wrong market conditions, in which case the Fund’s value may be adversely affected.

Individual Security Risk.  The value of the Fund may decrease in response to the activities and financial prospects of individual securities in the Fund’s portfolio.

Sector and Concentration Risks.  As Israel is not abundant in natural resources, many of the publicly traded companies in Israel are concentrated in the information technology, telecommunications, and healthcare sectors.  As such, the Fund may be over-weighted in companies in these sectors.  The Fund may have difficulty finding attractive investment opportunities in natural resource-based companies.

Foreign Investment Risk.  Foreign investments, including ADRs, may be riskier than U.S. investments for many reasons, including changes in currency exchange rates; unstable political, social and economic conditions; possible security illiquidity; a lack of adequate or accurate company information; differences in the way securities markets operate; less secure foreign banks or securities depositories than those in the U.S.; less standardization of accounting standards and market regulations in certain foreign countries; and varying foreign controls on investments.  Because the Fund makes foreign investments, its share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than would otherwise be the case.

Geographic Risk.  Funds that are less diversified across countries or geographic regions are generally riskier than more geographically diversified funds. Because the  Fund focuses on a single country (Israel) it is more exposed to that country’s or region’s economic cycles, currency exchange rates, stock market valuations and political risks compared with amore geographically diversified fund. The economies and financial markets of certain regions, such as in the Middle East, can be interdependent and may decline all at the same time.

Geopolitical and Terrorism Risks.  Israel has a history of hostile relations with several countries in the Mid-East region.  Israel and its citizens are also the target of periodic acts of terrorism that have the potential to disrupt economic activity in the country.  Current hostilities and the potential for future hostilities may diminish the value of companies whose principal operations or headquarters are located in Israel.  Actual hostilities or the threat of future hostilities may cause significant volatility in the share price of companies based in, or having significant operations in Israel.

Investment Policy and Philosophy Risk.  The Fund’s policy of investing primarily in Israeli-based and Israel friendly companies may inhibit the Fund’s ability to participate in certain attractive investment opportunities.

Option Risk.  Purchasing put options against the Fund’s stock portfolio is an expense that lowers the net returns of the Fund.  Selling (writing) call options against the Fund’s stock portfolio will limit the potential gain on the stock in a rising market. The option premiums could increase or decrease causing the Fund to lose money on its options investments or limit the potential income from option writing.

Investments in Other Investment Companies Risk.  Investments in other investment companies, including ETFs, (which may, in turn invest in equities, bonds, and other financial vehicles) may involve duplication of investment advisory fees and certain other expenses.  The Fund is dependent upon the investment company or ETF to achieve its stated investment objective. If the investment company or ETF fails to achieve its investment objective, the value of the Fund’s investment will decline, adversely affecting the Fund’s performance. In addition, because ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange, ETF shares potentially may trade at a discount or a premium. Investments in ETFs are also subject to brokerage and other trading costs, which could result in greater expenses to a Fund. Finally, because the value of ETF shares depends on the demand in the market, the adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting a Fund’s performance.

OTHER INFORMATION ABOUT THE FUND

The investment objective of the Fund may be changed without shareholder approval; however, you will be given advance notice of any changes.  Information about the Fund's policies and procedures with respect to disclosure of the Fund's portfolio holdings is included in the Statement of Additional Information.

From time to time, the Fund may hold all or a portion of its assets in cash or cash equivalents pending investment, when investment opportunities are limited, or when attempting to respond to adverse market, economic, political or other conditions.  Cash equivalents include certificates of deposit; short term, high quality taxable debt securities; money market funds and repurchase agreements.  If the Fund invests in shares of a money market fund or other investment company, the shareholders of the Fund generally will be subject to duplicative management fees.  These temporary defensive positions may be inconsistent with the Fund’s principal investment strategy and, as a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

HOW TO BUY SHARES

OPENING AN ACCOUNT

The Fund is a series of American Israeli Shared Values Trust (the "Trust") and you may purchase shares directly from the Trust.  You also may purchase shares through a brokerage firm or other intermediary that has contracted with the Trust to sell shares of the Fund.  You may be charged a separate fee by the brokerage firm or other intermediary through whom you purchase shares.

If you are investing directly in the Fund for the first time, please call the Fund’s transfer agent at 1-866-745-5955 to request a Shareholder Account Application.  You will need to establish an account before investing.  Be sure to sign up for all the account options that you plan to take advantage of.  For example, if you would like to be able to redeem your shares by telephone, you should select this option on your Shareholder Account Application.  Doing so when you open your account means that you will not need to complete additional paperwork later.

Your investment in the Fund should be intended as a long-term investment vehicle.  The Fund is not designed to provide you with a means of speculating on the short-term fluctuations in the stock market.  The Fund reserves the right to reject any purchase request that it regards as disruptive to the efficient management of the Fund, which includes investors with a history of excessive trading.  The Fund also reserves the right to stop offering shares at any time.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.  This means that when you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We also may ask for other identifying documents or information, and may take additional steps to verify your identity. We may not be able to open your account or complete a transaction for you until we are able to verify your identity.

If you have any questions regarding the Fund, please call 1-866-745-5955.

PURCHASING SHARES

You may buy shares on any “business day.”  This includes any day that the Fund is open for business, other than weekends and days on which the New York Stock Exchange ("NYSE") is closed, including the following holidays:  New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day.

Shares of the Fund are sold at net asset value (“NAV”) per share.  The NAV generally is calculated as of the close of trading on the NYSE every day the NYSE is open.  The NYSE normally closes at 4:00 p.m. Eastern Time (“ET”).  The Fund’s NAV is calculated by taking the total value of the Fund’s assets, subtracting its liabilities, and then dividing by the total number of shares outstanding, rounded to the nearest cent.  Because the Fund invests in securities that trade on foreign exchanges, the net asset value of the Fund's shares may change on days when you will not be able to purchase or redeem shares.

If you are purchasing directly from the Trust, send the completed Shareholder Account Application and a check payable to the Fund to the following address:

American Israeli Shared Values Capital Appreciation Fund

c/o Mutual Shareholder Services

8000 Towne Centre Drive, Suite 400

Broadview Heights, OH 44147

Purchase orders received in “proper form” by the Fund’s transfer agent before the close of  trading on the NYSE will be effective at the NAV next calculated after your order is received.  On occasion, the NYSE closes before 4:00 p.m. ET.  When that happens, purchase orders received after the NYSE closes will be effective the following business day.

To be in “proper form,” the purchase order must include:

•

Fund name and account number;

•

Account name(s) and address;

•

The dollar amount or number of shares you wish to purchase.

The Fund may limit the amount of purchases and refuse to sell to any person.

Method of Payment.  All purchases (both initial and subsequent) must be made in U.S. dollars and checks must be drawn on U.S. banks.  Cash, credit cards and third party checks will not be accepted.  Third party checks and checks drawn on a non-U.S. financial institution will not be accepted, even if payment may be effected through a U.S. financial institution.  Checks made payable to any individual or company and endorsed to American Israeli Shared Values Trust or the Fund are considered third-party checks.

A $20 fee will be charged against your account for any payment check returned to the transfer agent or for any incomplete electronic funds transfer, or for insufficient funds, stop payment, closed account or other reasons.  If a check does not clear your bank or the Fund is unable to debit your pre-designated bank account on the day of purchase, the Fund reserves the right to cancel the purchase.  If your purchase is canceled, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of a decline in the value of the canceled purchase.  The Fund (or the Fund's agent) have the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share price.  Any profit on such cancellation will accrue to the Fund.

If you choose to pay by wire, you must call the Fund’s transfer agent, at 1-866-745-5955 to set up your account, to obtain an account number, and obtain instructions on how to complete the wire transfer.

Wire orders will be accepted only on a day on which the Fund, custodian and transfer agent are open for business.  A wire purchase will not be considered made until the wired money and the purchase order are received by the Fund.  Any delays that may occur in wiring money, including delays that may occur in processing by the banks, are not the responsibility of the Fund or its transfer agent.  The Fund presently does not charge a fee for the receipt of wired funds, but the Fund may charge shareholders for this service in the future.

MINIMUM INVESTMENTS

The minimum initial investment is $1,000 for a non-qualified account or an individual retirement account and a minimum subsequent investment is $100.  You are required to maintain a minimum account balance equal to the minimum initial investment in the Fund, and may be required to redeem your shares if the value of your shares in the Fund fall below the minimum initial investment due to redemptions.  For more information, please read “Additional Redemption Information”.

The Fund reserves the right to change the amount of these minimums from time to time or to waive them in whole or in part for certain accounts.  Investment minimums may be higher or lower for investors purchasing shares through a brokerage firm or other financial institution.  To the extent investments of individual investors are aggregated into an omnibus account established by an investment adviser, brokerage firm, retirement plan sponsor or other intermediary, the account minimums apply to the omnibus account, not to the account of the individual investor.

For accounts sold through brokerage firms and other intermediaries, it is the responsibility of the brokerage firm or intermediary to enforce compliance with investment minimums.

AUTOMATIC INVESTMENT PLANS

By completing the Automatic Investment Plan section of the account application, you may make automatic monthly investments ($100 minimum per purchase) in the Fund from your bank or savings account with no required initial investment.

OTHER PURCHASE INFORMATION

If your wire does not clear, you will be responsible for any loss incurred by the Fund.  If you are already a shareholder, the Fund can redeem shares from any identically registered account in the Fund as reimbursement for any loss incurred.  You may be prohibited or restricted from making future purchases in the Fund.

The Fund may authorize certain brokerage firms and other intermediaries (including its designated correspondents) to accept purchase and redemption orders on its behalf.  The Fund is deemed to have received an order when the authorized person or designee receives the order, and the order is processed at the NAV next calculated thereafter.  It is the responsibility of the brokerage firm or other intermediary to transmit orders promptly to the Fund’s transfer agent.

The Fund discourages market timing.  Market timing is an investment strategy using frequent purchases, redemptions and/or exchanges in an attempt to profit from short term market movements. Market timing may result in dilution of the value of the Fund’s shares held by long term shareholders, disrupt portfolio management and increase Fund expenses for all shareholders.  The Fund may invest a portion of its assets in small capitalization companies.  Because these securities are often infrequently traded, investors may seek to trade Fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage).  Any such frequent trading strategies may interfere with efficient management of the Fund’s portfolio to a greater degree than funds that invest in highly liquid securities, in part because the Fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage also may cause dilution in the value of Fund shares held by other shareholders.  The Board of Trustees has adopted a policy directing the Fund to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates market timing or trading that it determines is abusive.  This policy applies to all Fund shareholders.  While the Fund attempts to deter market timing, there is no assurance that they will be able to identify and eliminate all market timers.  For example, certain accounts called “omnibus accounts” include multiple shareholders.  Omnibus accounts typically provide the Fund with a net purchase or redemption request on any given day.  That is, purchasers of Fund shares and redeemers of Fund shares are netted against one another and the identities of individual purchasers and redeemers whose orders are aggregated are not known by the Fund.  The netting effect often makes it more difficult for the Fund to detect market timing, and there can be no assurance that the Fund will be able to do so.

The Fund also will impose a redemption fee on shares redeemed within 90 days of purchase.  For more information, please see “Redemption Fee” in this prospectus.

HOW TO REDEEM SHARES

REDEEMING SHARES

You may redeem your shares on any business day.  Redemption orders received in proper form by the Fund’s transfer agent or by a brokerage firm or other intermediary selling Fund shares before 4:00 p.m. ET (or before the NYSE closes if the NYSE closes before 4:00 p.m. ET) will be processed at that day’s NAV.  Your brokerage firm or intermediary may have an earlier cut-off time.

“Proper form” means your request for redemption must:

•

Include the Fund name and account number;

•

Include the account name(s) and address;

•

State the dollar amount or number of shares you wish to redeem; and

•

Be signed by all registered share owner(s) in the exact name(s) and any special capacity in which they are registered.

The Fund may require that the signatures be guaranteed if you request the redemption check be made payable to any person other than the shareholder(s) of record or mailed to an address other than the address of record, or if the mailing address has been changed within 30 days of the redemption request.  The Fund also may require that signatures be guaranteed for redemptions of $25,000 or more.  Signature guarantees are for the protection of shareholders.  You can obtain a signature guarantee from most banks and securities dealers, but not from a notary public.  All documentation requiring a signature guarantee must utilize a New Technology Medallion stamp.  For joint accounts, both signatures must be guaranteed.  Please call the transfer agent at 1-866-745-5955 if you have questions regarding signature guarantees.  At the discretion of the Fund, you may be required to furnish additional legal documents to insure proper authorization.

Shares of the Fund may be redeemed by mail or telephone.  You may receive redemption payments in the form of a check or federal wire transfer.  A wire transfer fee of $20 will be charged to defray custodial charges for redemptions paid by wire transfer.  Any charges for wire redemptions will be deducted from your account by redemption of shares.  If you redeem your shares through a brokerage firm or other intermediary, you may be charged a fee by that institution.

REDEEMING BY MAIL

You may redeem any part of your account in the Fund by mail at no charge.  Your request, in proper form, should be addressed to:

American Israeli Shared Values Capital Appreciation Fund

c/o Mutual Shareholder Services, LLC

8000 Town Centre Drive, Suite 400

Broadview Heights, OH  44147

TELEPHONE REDEMPTIONS

You may redeem any part of your account in the Fund by calling the transfer agent at 1-866-745-5955.  You must first complete the Optional Telephone Redemption and Exchange section of the investment application to institute this option.  The Fund, the transfer agent and the custodian are not liable for following redemption instructions communicated by telephone to the extent that they reasonably believe the telephone instructions to be genuine.  However, if they do not employ reasonable procedures to confirm that telephone instructions are genuine, they may be liable for any losses due to unauthorized or fraudulent instructions.  Procedures employed may include recording telephone instructions and requiring a form of personal identification from the caller.

The Fund may terminate the telephone redemption procedures at any time.  During periods of extreme market activity it is possible that shareholders may encounter some difficulty in telephoning the Fund.  If you are unable to reach the Fund by telephone, you may request a redemption or exchange by mail.

REDEMPTIONS-IN-KIND

Generally, all redemptions will be for cash.  However, if you redeem shares worth more than $250,000 or 1% of the value of the Fund’s assets, the Fund reserves the right to pay all or part of your redemption proceeds in readily marketable securities instead of cash under unusual circumstances in order to protect the interests of remaining shareholders, or to accommodate a request by a particular shareholder.  If payment is made in securities, the Fund will value the securities selected in the same manner in which it computes its NAV.  This process minimizes the effect of large redemptions on the Fund and its remaining shareholders.  In the event that an in-kind distribution is made, you may incur additional expenses, such as the payment of brokerage commissions, on the sale or other disposition of the securities received from the Fund.

REDEMPTION FEE

Shareholders that redeem shares within 90 days of purchase will be assessed a redemption fee of 2.00% of the amount redeemed.  The Fund uses a “first in, first out” method for calculating the redemption fee.  This means that shares held the longest will be redeemed first, and shares held the shortest time will be redeemed last.  Systematic withdrawal and/or contribution programs, mandatory retirement distributions, involuntary redemptions of small accounts by the Fund, and transactions initiated by a retirement plan sponsor or participant are not subject to the redemption fee.  The redemption fee is paid directly to and retained by the Fund, and is designed to deter excessive short-term trading and to offset brokerage commissions, market impact, and other costs that may be associated with short-term money movement in and out of the Fund.

The Fund reserves the right to modify or eliminate the redemption fee or waivers at any time.  If there is a material change to the Fund’s redemption fee, the Fund will notify you at least 60 days prior to the effective date of the change.

ADDITIONAL REDEMPTION INFORMATION

If you are not certain of the redemption requirements, please call the transfer agent at 1-866-745-5955.  Redemptions specifying a certain date or share price cannot be accepted and will be returned.  You will be mailed the proceeds on or before the fifth business day following the redemption.  You may be assessed a fee if the Fund incurs bank charges because you request that the Fund re-issue a redemption check.  Also, when the NYSE is closed (or when trading is restricted) for any reason other than its customary weekend or holiday closing or under any emergency circumstances, as determined by the Securities and Exchange Commission (“SEC”), the Fund may suspend redemptions or postpone payment dates.

Because the Fund incurs certain fixed costs in maintaining shareholder accounts, the Fund may require that you redeem all of your shares in the Fund upon 30 days written notice if the value of your shares in the Fund is less than $1,000 due to redemption, or such other minimum amount as the Fund may determine from time to time.  You may increase the value of your shares in the Fund to the minimum amount within the 30-day period.  All shares of the Fund also are subject to involuntary redemption if the Board of Trustees determines to liquidate the Fund.  An involuntary redemption will create a capital gain or a capital loss, which may have tax consequences to you and  about which you should consult your tax adviser.

DISTRIBUTION PLAN

The Fund has adopted a plan under Rule 12b-1 that allows the Fund to pay distribution fees for the sale and distribution of its shares and allows the Fund to pay for services provided to shareholders.  Shareholders of the Fund may pay annual 12b-1 expenses of up to 0.25% of the average net assets of the Fund. Because these fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.  Although the Fund has adopted a Rule 12b-1 Plan, the Fund is not currently assessing the 12b-1 fee and has no present intention to do so.   The Fund reserves the right to charge the fee in the future, however.

VALUING THE FUND’S ASSETS

The Fund’s assets are generally valued at their market value using market quotations.  The Fund may use pricing services to determine market value.  If market prices are not available or, in the adviser’s opinion, market prices do not reflect fair value, or if an event occurs after the close of trading on the domestic or foreign exchange or market on which the security is principally traded (but prior to the time the NAV is calculated) that materially affects fair value, the adviser will value the Fund’s assets at their fair value according to policies approved by the Fund’s Board of Trustees.  For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its NAV, the adviser may need to price the security using the Fund’s fair value pricing guidelines.  Without a fair value price, short term traders could take advantage of the arbitrage opportunity and dilute the NAV of long term investors.  Securities trading on overseas markets present time zone arbitrage opportunities when events effecting portfolio security values occur after the close of the overseas market, bur prior to the close of the U.S. market.  Fair valuation of the Fund’s portfolio securities can serve to reduce arbitrage opportunities available to short term traders, but there is no assurance that fair value pricing policies will prevent dilution of the Fund’s NAV by short term traders.  Fair valuation involves subjective judgments and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.  The Fund may invest in ETFs and shares of other investment companies ("Underlying Funds").  The Fund’s NAV is calculated based, in part, upon the market prices of the Underlying Funds in its portfolio, and the prospectuses of those companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

DIVIDENDS, DISTRIBUTIONS AND TAXES

DIVIDENDS AND DISTRIBUTIONS

The Fund typically distributes substantially all of its net investment income in the form of dividends and taxable capital gains to its shareholders.  The Fund distributes dividends and capital gains annually.    These distributions are automatically reinvested in the Fund from which they are paid unless you request cash distributions on your application or through a written request to the Fund.  Reinvested dividends and distributions receive the same tax treatment as those paid in cash.  If you are interested in changing your election, you may call the Fund’s transfer agent at 1-866-745-5955 or send a written notification to:

American Israeli Shared Values Capital Appreciation Fund

c/o Mutual Shareholder Services, LLC

8000 Town Centre Drive, Suite 400

Broadview Heights, OH 44147

TAXES

In general, selling shares of the Fund and receiving distributions (whether reinvested or taken in cash) are taxable events.  Depending on the purchase price and the sale price, you may have a gain or a loss on any shares sold.  Any tax liabilities generated by your transactions or by receiving distributions are your responsibility.  The Fund anticipates that distributions will be primarily taxed as ordinary income.  You may want to avoid making a substantial investment when the Fund is about to make a taxable distribution because you would be responsible for any taxes on the distribution regardless of how long you have owned your shares.  The Fund may produce capital gains even if they do not have income to distribute and performance has been poor.

Early each year, the Fund will mail to you a statement setting forth the federal income tax information for all distributions made during the previous year.  If you do not provide your taxpayer identification number, your account will be subject to backup withholding.

The tax considerations described in this section do not apply to tax-deferred accounts or other non-taxable entities.  Because each investor’s tax circumstances are unique, please consult with your tax adviser about your investment.

MANAGEMENT OF THE FUND

The Investment Adviser

AmerIsrael Capital Management LLC (“AmerIsrael”) is the Fund’s investment adviser and makes the day-to-day investment decisions for the Fund.  AmerIsrael is located at 207 East 83rd Street, New York, New York 10028.  AmerIsrael was established and registered as an investment adviser in 2007 and has not previously served as an investment adviser to a mutual fund.

The Fund pays the investment adviser a fee equal to the annual rate of 1.75% of the Fund's average daily net assets.  For the fiscal year 2009, the Fund paid the Adviser $1,815 in advisory fees.  The investment adviser pays all of the operating expenses of the Fund except brokerage;  taxes; borrowing costs (such as interest and dividend expenses on securities sold short); fees and expenses of non-interested person trustees; extraordinary expenses (such as acquired fund fees and expenses); and expenses incurred pursuant to Rule 12b-1 under the Investment Company Act of 1940 (if any). In this regard, it should be noted that most investment companies pay their own operating expenses directly, while the Fund's expenses, except those  specified above, are paid by the investment adviser.

AmerIsrael may pay certain financial institutions (which may include banks, brokers, securities dealers and other industry professionals) a fee for providing distribution related services and/or for performing certain administrative servicing functions for Fund shareholders to the extent these institutions are allowed to do so by applicable statute, rule or regulation.

The Portfolio Manager and Consultant

Jamia C. Jasper, President of AmerIsrael Capital Management, LLC, is the portfolio manager of the Fund and has been responsible for management of the Fund since its inception in December of 2007. Ms. Jasper is committed to ethical and socially responsible investing and is committing her own capital to establish and launch the fund and its investment adviser.

Ms. Jasper’s background includes nearly a decade in investments and financial services and several years as a staff member in the U.S. House of Representatives. From 2006 to present, Ms. Jasper has been involved in the creation and organization of the Fund and the adviser.  From 2000 to 2006 Ms. Jasper was a relationship manager and credit analyst in commercial real estate lending with the Bank of New York, where her responsibilities included the financial analysis of public companies.  During 2005 and 2006, Ms. Jasper was also involved in several internet-based business ventures including a socially conscious online retail store. Prior to joining the Bank of New York in 2000, Ms. Jasper worked for Jones Lang LaSalle, a leading real estate and investment management firm. Ms. Jasper holds a BA in International Relations from the University of Southern California and an MBA from Cornell University.

 The Fund’s Statement of Additional Information provides information about the compensation received by Ms. Jasper, other accounts that she manages and her ownership of Fund shares.

Mr. Adi Scop is a consultant to the Adviser with respect to the American Israeli Shared Values Capital Appreciation Fund. From his home base in Tel Aviv, Israel, Mr. Scop provides research and analytical information regarding political, social and economic conditions in Israel that may affect the Fund’s investments.  He has served the Fund as a member of the Board of Trustees and as Audit Committee Chairman from 2007 to 2010.   Mr. Scop continues to serve as an interested Trustee of the Fund.

Adi’s investment background includes working at JP Morgan and, most recently, as the CEO of Cheetah Securities, a hedge fund.  He holds a BS in Accounting and an MBA from Erasmus University in the Netherlands.  He also is a Certified Public Accountant and holds the following licenses: series 7 and 63 in the US and IMC (Investment Management Certificate) in the UK.

SHAREHOLDER STATEMENTS AND REPORTS

The Fund or your brokerage firm or other intermediary will send you transaction confirmation statements and quarterly account statements.  Please review these statements carefully.

To reduce expenses and conserve natural resources, the Fund will deliver a single copy of prospectuses and financial reports to individual investors who share a residential address, provided they have the same last name or the Fund reasonably believes they are members of the same family.  If you would like to receive separate mailings, please call 1-866-745-5955 and the Fund will begin individual delivery within 30 days after the Fund receives your instructions.

Annual reports will be prepared as of September 30 and semi-annual reports as of March 31 each year.  In addition, you may periodically receive proxy statements and other reports.

Electronic copies of financial reports and prospectuses are available.  To participate (or end your participation) in the Fund’s electronic delivery program, please complete the appropriate section of the Shareholder Account application or call 1-866-745-5955.

FINANCIAL HIGHLIGHTS

The Financial Highlights table is intended to help you understand the Fund's financial performance during the period of its operations.  Certain financial information reflects financial results for a single Fund share.  The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions).  This information has been audited by Cohen Fund Audit Services, Ltd.  Independent Registered Public Accounting Firm, whose report, along with the Fund's financial statements, are included in the Annual Report, which is available upon request.

American Israeli Shared Values Capital Appreciation Fund

Financial Highlights

Selected data for a share outstanding throughout the period.

(a) Commencement of operations began December 12, 2007.

* Per share net investment income/(loss) has been determined on the basis of average number of shares outstanding during the period.

** Total return in the above table represents the return that the investor would have earned or lost over the period indicated on an investment assuming reinvestment of dividends, and is not annualized for periods of less than one year. Total return calculation does not reflect redemption fee.

*** Annualized

† These ratios exclude the impact of expenses of the underlying security holdings listed on the schedule of investments.

PRIVACY POLICY

The following is a description of the Fund’s policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources.  In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with unaffiliated third parties.

Categories of Information the Fund Collects.  The Fund collects the following nonpublic personal information about you:

•

Information the Fund receives from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and

•

Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Fund Discloses.  The Fund does not disclose any nonpublic personal information about its current or former shareholders to unaffiliated third parties, except as required or permitted by law.  The Fund is permitted by law to disclose all of the information it collects, as described above, to its service providers (such as the Fund’s custodian, administrator and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security.  The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you.  The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

American Israeli Shared Values Trust

American Israeli Shared Values Capital Appreciation Fund

Board of Trustees

Jamia Jasper, Chairman

Michael Landsman

Richard Chase

Adi Scop

Investment Adviser

AmerIsrael Capital Management, LLC

Transfer and Dividend Disbursing Agent

Mutual Shareholder Services

Custodian

Huntington National Bank

Legal Counsel

Thompson Hine LLP

Independent Registered Public Accounting Firm

Cohen Fund Audit Services, Ltd

FOR MORE INFORMATION

Several additional sources of information are available to you.  The Statement of Additional Information (“SAI”), incorporated into this Prospectus by reference (and therefore legally a part of this Prospectus), contains detailed information on Fund policies and operations, including policies and procedures relating to the disclosure of portfolio holdings by the Fund’s affiliates.  Annual and semi-annual reports contain management’s discussion of market conditions and investment strategies that significantly affected the performance results of the Fund as of the latest semi-annual or annual fiscal year end.

Call the Fund at 1-866-745-5955 or visit www.amerisraelfund.com to request free copies of the SAI, the annual report and the semi-annual report, to request other information about the Fund and to make shareholder inquiries.

You may review and copy information about the Fund (including the SAI and other reports) at the Securities and Exchange Commission (the “SEC”) Public Reference Room in Washington, D.C.  Call the SEC at 1-202-551-8090 for room hours and operation.  You also may obtain reports and other information about the Fund on the EDGAR Database on the SEC’s Internet site at http.//www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street N.E. Washington, D.C. 20549-0102.

Investment Company Act File No. 811-22119